SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Gleacher & Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

377341201

(CUSIP Number)

Stone Lion Capital Partners L.P.

555 Fifth Avenue, 18th Floor

New York, New York 10017

Attn: Claudia L. Borg, Esq.

(212) 843-1225

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

with copies to:

Evan C. Williams, Esq.

Hunton & Williams LLP

Fountain Place

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202-2799

(214) 979-8207

June 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 377341201	13D

1.	NAMES OF REPORTING PERSONS Stone Lion Capital Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,352,903 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,352,903 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,352,903 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.04% (See Item 5)
14.	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 377341201	13D

1.	NAMES OF REPORTING PERSONS SL Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,352,903 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,352,903 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,352,903 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.04% (See Item 5)
14.	TYPE OF REPORTING PERSON OO; HC

CUSIP No. 377341201	13D

1.	NAMES OF REPORTING PERSONS Stone Lion Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,352,903 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,352,903 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,352,903 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.04% (See Item 5)
14.	TYPE OF REPORTING PERSON OO; HC

CUSIP No. 377341201	13D

1.	NAMES OF REPORTING PERSONS HHLF L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 372,308 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 372,308 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,308 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 377341201	13D

1.	NAMES OF REPORTING PERSONS LLSM L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,611,120 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,611,120 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,611,120 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.05% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 377341201	13D

1.	NAMES OF REPORTING PERSONS Permal Stone Lion Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 197,951 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 197,951 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,951 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.20% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 377341201	13D

1.	NAMES OF REPORTING PERSONS SL Liquidation Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 171,524 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 171,524 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,524 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.77% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 377341201	13D

1.	NAMES OF REPORTING PERSONS Gregory A. Hanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,352,903 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,352,903 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,352,903 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.04% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 377341201	13D

1.	NAMES OF REPORTING PERSONS Alan J. Mintz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,352,903 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,352,903 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,352,903 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.04% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gleacher & Company, Inc., a Delaware corporation the “Issuer”). The Issuer’s principal executive offices are located at 677 Broadway, 2nd Floor, Albany, New York 12207.

Item 2. Identity and Background.

(a) This statement is filed by:

(i) Stone Lion Capital Partners L.P. (“Stone Lion”) with respect to shares of Common Stock beneficially owned by HHLF L.P. (“HHLF”), LLSM L.P. (““LLSM”), Permal Stone Lion Fund Ltd. (“Permal Stone”) and SL Liquidation Fund L.P. (“SL Fund”);

(ii) SL Capital Partners LLC (“SLCP”) with respect to shares of Common Stock beneficially owned by HHLF, LLSM, Permal Stone and SL Fund;

(iii) Stone Lion Capital LLC (“SLC”) with respect to shares of Common Stock beneficially owned by HHLF, LLSM, Permal Stone and SL Fund;

(iv) HHLF with respect to shares of Common Stock it beneficially owns;

(v) LLSM with respect to shares of Common Stock it beneficially owns;

(vi) Permal Stone with respect to shares of Common Stock it beneficially owns;

(vii) SL Fund with respect to shares of Common Stock it beneficially owns;

(viii) Gregory A. Hanley with respect to shares of Common Stock beneficially owned by Stone Lion, SLCP, SLC, HHLF, LLSM, Permal Stone and SL Fund; and

(ix) Alan J. Mintz with respect to shares of Common Stock beneficially owned by Stone Lion, SLCP, SLC, HHLF, LLSM, Permal Stone and SL Fund.

Each of Stone Lion, SLCP, SLC, HHLF, LLSM, Permal Stone, SL Fund, Mr. Hanley and Mr. Mintz are collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 9, 2014, a copy of which is attached as Exhibit 99.1 hereto.

(b) The address of the principal business offices of each of the Reporting Persons is 555 Fifth Avenue, 18th Floor, New York, New York 10017.

(c) The principal business of Stone Lion is to serve as investment manager to a variety of private investment funds, including HHLF, LLSM, Permal Stone and SL Fund, and to control the investing and trading in securities by these private investment funds. The principal business of SLCP is to serve as the general partner of Stone Lion. The principal business of SLC is to serve as the managing member of SLCP. The principal business of each of HHLF, LLSM, Permal Stone and SL Fund is investing in securities. The principal business of each of Messrs. Hanley and Mintz is to serve as a principal of Stone Lion and its affiliated entities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Stone Lion and HHLF is a Delaware limited partnership. Each of SLCP and SLC is a Delaware limited liability company. Each of LLSM and SL Fund is a Cayman Islands exempted limited partnership. Permal Stone is a British Virgin Islands limited company. Messrs. Hanley and Mintz are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons expended an aggregate of approximately $25,516,560 to purchase the 2,352,903 shares of common stock. All of the shares of Common Stock held by HHLF, LLSM, Permal Stone and SL Fund have been acquired using the working capital of HHLF, LLSM, Permal Stone and SL Fund.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons’ investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Stock of the Issuer, dispose of some or all of their Common Stock of the Issuer, engage in short-selling or hedging or similar transactions with respect to the Common Stock of the Issuer, and/or continue to hold Common Stock of the Issuer. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on June 7, 2014, the Reporting Persons beneficially owned an aggregate of 2,352,903 shares of Common Stock representing 38.04% of the issued and outstanding shares of the Common Stock of the Issuer, of which HHLF beneficially owned 372,308 shares of Common Stock, LLSM beneficially owned 1,611,120 shares of Common Stock, Permal Stone beneficially owned 197,951 shares of Common Stock and SL Fund beneficially owned 171,524 shares of Common Stock, representing 6.02%, 26.05%, 3.20% and 2.77%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer. The percentages used herein are based upon 6,185,133 shares of Common Stock reported to be outstanding as of April 30, 2014 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2014.

Stone Lion, SLCP, SLC and Messrs. Hanley and Mintz own directly no shares of Common Stock. Pursuant to an investment management agreement, Stone Lion maintains investment and voting power with respect to securities held by HHLF, LLSM, Permal Stone and SL Fund. SLCP is the general partner of Stone Lion. SLC is the managing member of SLCP. Messrs. Hanley and Mintz are the managing members of SLC. By reason of Rule 13d-3 of the Act, each of Stone Lion, SLCP, SLC and Messrs. Hanley and Mintz may be deemed to beneficially own 2,352,903 shares of Common Stock (constituting approximately 38.04%% of the Shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Stone Lion has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,352,903 shares of Common Stock, constituting 38.04% of such class of securities;

(ii) SLCP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,352,903 shares of Common Stock, constituting 38.04% of such class of securities;

(iii) SLC has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,352,903 shares of Common Stock, constituting 38.04% of such class of securities;

(iv) HHLF has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 372,308 shares of Common Stock, constituting 6.02% of such class of securities;

(v) LLSM has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,611,120 shares of Common Stock, constituting 26.05% of such class of securities;

(vi) Permal Stone has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 197,951 shares of Common Stock, constituting 3.20%% of such class of securities;

(vii) SL Fund has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 171,524 shares of Common Stock, constituting 2.77% of such class of securities;

(viii) Mr. Hanley has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,352,903 shares of Common Stock, constituting 38.04% of such class of securities; and

(ix) Mr. Mintz has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,352,903 shares of Common Stock, constituting 38.04% of such class of securities.

The filing of this statement on Schedule 13D shall not be construed as an admission that HHLF, LLSM, Permal Stone and SL Fund is for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the shares of Common Stock held by the other of them. Pursuant to Rule 13d-4, each of HHLF, LLSM, Permal Stone and SL Fund disclaim all such beneficial ownership and the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(c) Except as described below, there have been no reportable transactions by the Reporting Persons within the past 60 days with respect to the Common Stock of the Issuer.

On June 5, 2014, HHLF, LLSM and Permal Stone completed the purchase 309,374 shares, 1,304,393 shares and 164,646 shares, respectively, from MatlinPatterson FA Acquisition LLC in a collective transaction pursuant to the terms of three stock purchase agreements dated as of June 5, 2014 (the “Stock Purchase Agreements”), which represents an aggregate purchase of 1,778,413 shares of the Issuer’s common stock by the Reporting Persons. The purchase price for the 1,778,413 shares of Common Stock was $10.50 per share, for an aggregate purchase price of $18,673,336.50. The Purchase Agreements are filed as Exhibits 99.2, 99.3 and 99.4 to this Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 5(c) regarding the Stock Purchase Agreements is incorporated by reference into this Item 6. Other than the Stock Purchase Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between the persons named in Item 2 hereof and any other person, with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated June 9, 2014.

Exhibit 99.2	Stock Purchase Agreement, dated as of June 5, 2014, by and between HHLF L.P. and MatlinPatterson FA Acquisition LLC.

Exhibit 99.3	Stock Purchase Agreement, dated as of June 5, 2014, by and between LLSM L.P. and MatlinPatterson FA Acquisition LLC.

Exhibit 99.4	Stock Purchase Agreement, dated as of June 5, 2014, by and between Permal Stone Lion Fund Ltd. and MatlinPatterson FA Acquisition LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2014

STONE LION CAPITAL PARTNERS L.P.

By:	/s/ Claudia L. Borg
Name:	Claudia L. Borg
Title:	General Counsel and CCO

SL CAPITAL PARTNERS LLC

By:	/s/ Alan J. Mintz
Name:	Alan J. Mintz
Title:	Manager

STONE LION CAPITAL LLC

By:	/s/ Alan J. Mintz
Name:	Alan J. Mintz
Title:	Manager

HHLF L.P.

By:	HHLF LLC, its general partner

By:	SLGP Partners L.P., its manager

By:	/s/ Claudia L. Borg
Name:	Claudia L. Borg
Title:	General Counsel

LLSM L.P.

By:	LLS GP L.P., its general partner

By:	LLS General Partner Ltd., its general partner

By:	/s/ Tammy Jennissen
Name:	Tammy Jennissen
Title:	Director

PERMAL STONE LION FUND LTD.

By:	/s/ Javier Dyer
Name:	Javier Dyer
Title:	Authorized Person of Board of Directors

By:	/s/ Christopher Zuehlsdorff
Name:	Christopher Zuehlsdorff
Title:	Authorized Person of Board of Directors

SL LIQUIDATION FUND L.P.

By:	SL Liquidation LLC, its general partner

By:	SLGP Partners L.P., its manager

By:	/s/ Claudia L. Borg
Name:	Claudia L. Borg
Title:	General Counsel

GREGORY A. HANLEY

By:	/s/ Gregory A. Hanley
Name:	Gregory A. Hanley

ALAN J. MINTZ

By:	/s/ Alan J. Mintz
Name:	Alan J. Mintz